			    REQUIRED INFORMATION

	See Appendix 1.





				SIGNATURES

	The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



			    SAVINGS PLAN FOR THE EMPLOYEES OF
			    ETHYL CORPORATION



			       BY:  /s/ Charles B. Walker
				    Charles B. Walker
				    Chairman of the Savings Plan
					  Committee





    Dated:  June 26, 1995

			       EXHIBIT INDEX


		23.1     Consent of Independent Auditors

				Exhibit 23.1

		       Consent of Independent Accountants


     We consent to the incorporation by reference in the registration statements of Ethyl Corporation on Forms S-8 (File Nos. 33-31899, 33-44990, 33-49790, 33-50366, 33-50368 and 33-50403) of our report dated June 28, 1995, on our audits of the financial statements of the Savings Plan for the Employees of Ethyl Corporation as of December 31, 1994 and 1993, and for the year ended December 31, 1994, and the supporting supplemental schedules as of December 31, 1994 and 1993, which report is included in this Annual Report on Form 11-K.




				   /s/ COOPERS & LYBRAND
				   COOPERS & LYBRAND L.L.P.


Richmond, Virginia
June 28, 1995

				 Appendix 1



   The financial information has been filed in paper format on Form SE.